Exhibit 99.1

360 Finance Announces Fourth Quarter and Full Year 2018 Unaudited Financial Results

SHANGHAI, China, March 19, 2019 (GLOBE NEWSWIRE) — 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter Operational Highlights

•                  Loan origination volume*1 was RMB33,008 million, representing an increase of 159% from RMB12,764 million in the same period of 2017, and an increase of 23% from RMB26,925 million in the third quarter of 2018.

•                  Outstanding loan balance*2 was RMB43,077 million as of December 31, 2018, an increase of 254% from RMB12,171 million as of December 31, 2017, and an increase of 25% from RMB34,339 million as of September 30, 2018.

•                  The weighted average tenor of loans originated in the fourth quarter of 2018 was approximately 8.37 months, compared to 7.08 months in the same period of 2017, and 8.57 months in the third quarter of 2018.

•                  Users with approved credit lines*3 was 12.54 million as of December 31, 2018, an increase of 280% from 3.30 million as of December 31, 2017, and an increase of 30% from 9.64 million as of September 30, 2018.

•                  Cumulative borrowers with successful drawdown, including repeat borrowers was 8.28 million as of December 31, 2018, an increase of 262% from 2.29 million as of December 31, 2017, and an increase of 28% from 6.44 million as of September 30, 2018.

•                  90 day+ delinquency ratio*4 was 0.92% as of December 31, 2018.

•                  The percentage of funding from financial institutions*5 in the fourth quarter was 78%.

(1) “Loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period.
(2) “Outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period.
(3) “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.
(4) “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off are not included in the delinquency rate calculation.
(5) “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

Fourth Quarter 2018 Financial Highlights

•                  Total net revenue increased by 261% to RMB1,566.4 million (US$227.8 million) from RMB434.2 million in the same period of 2017.

•                  Income from operations increased by 264% to RMB695.0 million (US$101.0 million) from RMB191.1 million in the same period of 2017.

•                  Non-GAAP*6 income from operations increased by 304% to RMB 772.4 million (US$112.3 million) from RMB191.1 million in the same period of 2017.

•                  Operating margin was 44.4%. Non-GAAP operating margin was 49.3%, compared to 44.0% in the same period of 2017.

•                  Net income increased by 300% to RMB594.7 million (US$86.5 million) from RMB148.7 million in the same period of 2017.

•                  Non-GAAP net income increased by 352% to RMB672.1 million (US$97.8 million) from RMB148.7 million in the same period of 2017.

•                  Net income margin was 38.0%. Non-GAAP net income margin was 42.9%, compared to 34.2% in the same period of 2017.

(6) Non-GAAP income from operations (Adjusted Income from operations) and Non-GAAP net income (Adjusted net income) are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2018 Operational Highlights

•                  Total loan origination volume in 2018 was RMB95,984 million, representing an increase of 210% from RMB30,992 million in 2017.

•                  The weighted average tenor of loans originated was 8.52 months in full year 2018, compared to 7.23 months in 2017.

•                  Repeat borrower contribution*7 was 57.9% in full year 2018, compared to 53.9% in 2017.

(7) “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

Full Year 2018 Financial Highlights

•                  Total net revenue increased by 464% to RMB4,447.0 million (US$646.7 million) from RMB788.1 million in 2017.

•                  Income from operations increased by 680% to RMB1,644.5 million (US$239.1 million) from RMB210.5 million in 2017.

•                  Non-GAAP income from operations increased by 969% to RMB2,251.8 million (US$327.5 million) from RMB210.5 million in 2017.

•                  Operating margin was 37.0%. Non-GAAP operating margin was 50.6%, compared to 26.7% in 2017.

•                  Net income increased by 624% to RMB1,193.3 million (US$173.5 million) from RMB164.8 million in 2017.

•                  Non-GAAP net income increased by 992% to RMB1,800.7 million (US$261.9 million) from RMB164.8 million in 2017.

•                  Net income margin was 26.8%. Non-GAAP net income margin was 40.5%, compared to 20.9% in the same period of 2017.

Mr. Jun Xu, Chief Executive Officer and Director of 360 Finance, commented, “We were able to generate significant operational and financial growth throughout the year despite turbulent market conditions and regulatory uncertainties. Over the past year, we have built a strong network connecting numerous of national and regional banks with more than ten million users in China. We are focusing our efforts on rolling out several innovative projects in 2019 including building a fintech enabling platform and facilitating more loans to SME owners. We believe these projects will strengthen our leading position in the industry, further differentiate ourselves in the market, and accelerate future business growth.”

Mr. Jiang Wu, Chief Financial Officer of 360 Finance, added, “While we faced a challenging market environment in 2018, we were able to generate strong results to finish out the year. For full year 2018, we delivered total net revenue of RMB4.4 billion and non-GAAP net income of RMB1.8 billion, representing increases of 464% and 992%, respectively, from 2017. From a financial and operating perspective, we are in very good shape with our non-GAAP operating margin increasing to 50.6% in 2018 from 26.7% in 2017. We heavily invested in user acquisition and maintaining customer loyalty in 2018 which we believe will support our growth momentum into 2019.”

Mr. Yan Zheng, Vice President of 360 Finance, commented, “The credit quality of our customers remains stable so we do not see any material impact from an annualized risk performance perspective. We continue to test risk behavior in different user trenches and loan tenors with the results applied to our new products and risk management systems. We remain confident in our ability to support our business partners with our widening array of products, platforms, and big data capabilities.”

Accounting Policy Change

As announced on January 14, 2019, 360 Finance adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers (“ASC 606”) in the fourth quarter of 2018, using the full retrospective method and restated the accompanying financial statements for the two years ended December 31, 2017 to reflect the adoption. As a result of adopting ASC 606, the cumulative adjustment as a result of transitioning to the new accounting policy primarily arose from the timing of revenue recognition for service fees collected in monthly instalments related to the Company’s loan products being recognized earlier under ASC 606. The Company provides the loan facilitation services and post-facilitation services as multiple derivable arrangements. Under previous guidance ASC 605, service fees collected in monthly instalments are considered contingent and therefore, are not allocable to different deliverables until the contingency is resolved (i.e. upon receipt of the monthly installment). Upon adoption of new revenue recognition standards, revenue is recognized upon successful facilitation of the loans provided on the Company’s platform using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value. As ASC 606 mainly addresses revenue recognition from contracts with customers, the change in net income under ASC 606 compared with ASC 605 is primarily driven by change in revenue.

Fourth Quarter 2018 Financial Results

Total net revenues increased by 261% to RMB1,566.4 million (US$227.8 million) from RMB434.2 million in the same period of 2017, primarily due to an increase in loan facilitation service fees, post origination service fees and other service fees associated with an increase in loan origination volume.

Revenue from loan facilitation services increased by 322% to RMB1,068.5 million (US$155.4 million) from RMB253.3 million in the same period of 2017, primarily due to an increase in loan origination volume on the Company’s platform.

Revenue from post-origination services increased by 554% to RMB361.1 million (US$52.5 million) from RMB55.1 million in the same period of 2017, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods on the Company’s platform.

Financing income*8 decreased by 7% to RMB35.7 million (US$5.2 million) from RMB38.7 million in the same period of 2017, primarily due to a decrease in loan volume through the consolidated trusts.

Other service fee revenues increased by 16% to RMB101.0 million (US$14.6 million) from RMB86.8 million in the same period of 2017, primarily due to an increase in referral service fees.

Total operating costs and expenses increased by 258% to RMB871.4 million (US$126.7 million) from RMB243.0 million in the same period of 2017, primarily due to an increase in expenses associated with loan origination and online customer acquisition.

Origination and servicing expenses increased by 280% to RMB225.5 million (US$32.7 million) from RMB59.3 million in the same period of 2017, primarily due to an increase in loan origination volume and associated expenses for credit checks, collection, payments, and communication with borrowers.

Sales and marketing expenses increased by 220% to RMB477.2 million (US$69.4 million) from RMB149 million in the same period of 2017, primarily due to an increase in advertising expenses to promote the Company’s brand and attract users to the platform.

General and administrative expenses increased by 928% to RMB109.3 million (US$15.8 million) from RMB10.6 million in the same period of 2017, primarily due to an increase in payroll and related expenses for employees engaged in general corporate functions and professional services. General and administrative expenses for the period included share-based compensation expenses of RMB67.0 million (US$9.7 million).

Provision for loans receivable decreased by 5% to RMB8.7 million (US$1.2 million) from RMB9.2 million in the same period of 2017, primarily due to a decrease in loan volume through the consolidated trusts.

Provision for financial assets receivable increased by 233% to RMB21.5 million (US$3.1 million) from RMB6.4 million in the same period of 2017, primarily due to an increase in loan origination volume.

Provision for accounts receivable and contract assets increased by 245% to RMB29.0 million (US$4.2 million) from RMB8.3 million in the same period of 2017, primarily due to an increase in loan origination volume.

Income from operations increased by 264% to RMB695.0 million (US$101.0 million) from RMB191.1 million in the same period of 2017.

Non-GAAP income from operations increased by 304% to RMB 772.4 million (US$112.3 million) from RMB191.1 million in the same period of 2017.

Operating margin was 44.4%. Non-GAAP operating margin was 49.3%, compared to non-GAAP operating margin of 44.0% in the same period of 2017.

Income before income tax expense was RMB699.1 million (US$101.6 million), compared with RMB192.1 million in the same period of 2017.

Income tax expense was RMB104.4 million (US$15.2 million), compared with income tax expense of RMB43.4 million in the same period of 2017.

Net income increased by 300% to RMB594.7 million (US$86.5 million) from RMB148.7 million in the same period of 2017.

Non-GAAP net income increased by 352% to RMB672.1 million (US$97.8 million) from RMB148.7 million in the same period of 2017.

Net income margin was 38.0%. Non-GAAP net income margin was 42.9%, compared to non-GAAP net income margin of 34.2% in the same period of 2017.

(8) “Financing income” is defined as loans through the consolidated trusts and Fuzhou Microcredit and charge fees and interests from borrowers.

Full Year 2018 Financial Results

Total net revenues increased by 464% to RMB4,447.0 million (US$646.7 million) from RMB788.1 million in 2017, primarily due to an increase in loan facilitation service fees, post origination service fees and other service fees associated with an increase in loan origination volume.

Revenue from loan facilitation services increased by 462% to RMB3,107.6 million (US$451.9 million) from RMB552.3 million in 2017, primarily due to an increase in loan origination volume on the Company’s platform.

Revenue from post-origination services increased by 697% to RMB757.9 million (US$110.2 million) from RMB95.0 million in 2017, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods on the Company’s platform.

Financing income increased by 425% to RMB267.8 million (US$38.9 million) from RMB50.9 million in 2017, primarily due to an increase in loan volume through the consolidated trusts in the first three quarters of 2018.

Other service fee revenues increased by 248% to RMB313.5 million (US$45.6 million) from RMB89.8 million in 2017, primarily due to an increase in referral service fees.

Total operating costs and expenses increased by 385% to RMB2,802.5 million (US$407.6 million) from RMB577.5 million in 2017, primarily due to an increase in expenses associated with loan origination and online customer acquisition.

Origination and servicing expenses increased by 435% to RMB728.9 million (US$106.0 million) from RMB136.1 million in 2017, primarily due to an increase in loan origination volume and associated expenses for credit checks, collection, payment transaction, and communication to borrowers.

Sales and marketing expenses increased by 282% to RMB1,321.9 million (US$192.2 million) from RMB345.5 million in 2017, primarily due to an increase in advertising expenses to promote the Company’s brand and attract users to the platform.

General and administrative expenses increased by 1137% to RMB569.3 million (US$82.8 million) from RMB46.0 million in 2017, primarily due to an increase in payroll and related expenses for employees engaged in general corporate functions, professional services. General and administrative expenses for the period included share-based compensation of RMB441.5 million (US$64.2 million).

Provision for loans receivable increased by 258% to RMB44.4 million (US$6.4 million) from RMB12.4 million in 2017, primarily due to an increase in loan volume through the consolidated trusts in the first three quarter of 2018.

Provision for financial assets receivable increased by 231% to RMB53.9 million (US$7.8 million) from RMB16.2 million in 2017, primarily due to an increase in loan origination volume.

Provision for accounts receivable and contract assets increased by 295% to RMB83.7 million (US$12.1 million) from RMB21.1 million in 2017, primarily due to an increase in loan origination volume.

Income from operations increased by 680% to RMB1,644.5 million (US$239.1 million) from RMB210.5 million in 2017.

Non-GAAP income from operations increased by 969% to RMB2,251.8 million (US$327.5 million) from RMB210.5 million in 2017.

Operating margin was 37.0%. Non-GAAP operating margin was 50.6%, compared to non-GAAP operating margin of 26.7% in 2017.

Income before income tax expense was RMB1,659.6 million (US$241.3 million), compared with RMB213.0 million in the same period of 2017.

Income tax expense was RMB466.4 million (US$67.8 million), compared with income tax expense of RMB48.1 million in the same period of 2017.

Net income increased by 624% to RMB1,193.3 million (US$173.5 million) from RMB164.8 million in 2017.

Non-GAAP net income increased by 992% to RMB1,800.7 million (US$261.9 million) from RMB164.8 million in 2017.

Net income margin was 26.8%. Non-GAAP net income margin was 40.5%, compared to non-GAAP net income margin of 20.9% in the same period of 2017.

M6+ Delinquency Rate by Vintage

The following chart and table display the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the company’s platform:

A graphic accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/d23adbe4-4ac4-4a35-b36b-a5aba068e95e

Business Outlook

360 Finance currently expects total net revenue for the fiscal year of 2019 to be in the range of RMB8,000 million to RMB8,500 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, March 20, 2019 (8:00 PM Beijing Time on March 20, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	800-905-945
China:	4001-201-203
International:	1-412-902-4272
Passcode:	360 Finance

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone one hour after the end of the conference call until March 27, 2019 at the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10129566

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.360jinrong.net/investor-relations.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group connecting over one billion accumulated mobile devices. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: http://ir.360jinrong.net/investor-relations

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation and non-GAAP net income in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance
Mr. George Shao
E-mail: ir@360jinrong.net

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	468,547	1,445,802	210,283
Restricted cash	487,882	567,794	82,582
Security deposit prepaid to third-party guarantee companies	—	795,700	115,730
Funds receivable from third party payment service providers	132,479	142,622	20,744
Accounts receivable and contract assets, net	327,103	1,791,745	260,599
Financial assets receivable, net	270,122	1,193,621	173,605
Amounts due from related parties	105,219	484,286	70,436
Loans receivable, net	1,192,307	811,433	118,018
Prepaid expenses and other assets	33,907	109,016	15,855
Total current assets	3,017,566	7,342,019	1,067,852
Non-current assets:
Property and equipment, net	5,994	6,869	999
Intangible assets	262	847	123
Deferred tax assets	75,536	—	—
Total non-current assets	81,792	7,716	1,122
TOTAL ASSETS	3,099,358	7,349,735	1,068,974

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts	536,906	300,341	43,683
Accrued expenses and other current liabilities	96,737	518,955	75,479
Amounts due to related parties	1,283,970	78,767	11,456
Guarantee liabilities	300,942	1,399,174	203,501
Income tax payable	115,325	432,066	62,841
Other tax payable	31,329	164,478	23,922
Total current liabilities	2,365,209	2,893,781	420,882
Non-current liabilities:
Deferred tax liabilities	—	15,758	2,292
Total non-current liabilities	—	15,758	2,292
TOTAL LIABILITIES	2,365,209	2,909,539	423,174
Ordinary shares	—	20	3
Parent company’s investment	590,000	—	—
Additional paid-in capital	—	4,866,756	707,840
Accumulated (deficit)/Retained earnings	144,149	(430,263)	(62,579)
Other comprehensive income	—	3,683	536
TOTAL EQUITY	734,149	4,440,196	645,800
TOTAL LIABILITIES AND EQUITY	3,099,358	7,349,735	1,068,974

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Revenue from loan facilitation services	253,369	1,068,558	155,415
Revenue from post-origination services	55,184	361,106	52,521
Financing income	38,770	35,797	5,206
Other service fee revenues	86,865	101,002	14,690
Total net revenue	434,188	1,566,463	227,832
Origination and servicing	59,307	225,511	32,799
Sales and marketing	149,044	477,283	69,418
General and administrative	10,625	109,307	15,898
Provision for loans receivable	9,273	8,781	1,277
Provision for financial assets receivable	6,449	21,536	3,132
Provision for accounts receivable and contract assets	8,394	29,022	4,221
Total operating costs and expenses	243,092	871,439	126,745
Income from operations	191,096	695,024	101,087
Interest income	1,047	3,557	517
Foreign exchange gain	—	582	85
Income before income tax expense	192,143	699,163	101,689
Income tax expense	(43,452)	(104,433)	(15,189)
Net income	148,691	594,730	86,500
Deemed dividend	—	—	—

Net income attributable to ordinary shareholders of the Company	148,691	594,730	86,500
Net income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	0.75	2.10	0.31
Diluted	0.75	1.98	0.29
Weighted average shares used in calculating net income per ordinary share
Basic	198,347,168	215,819,991	215,819,991
Diluted	198,347,168	228,163,518	228,163,518

	Year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Revenue from loan facilitation services	552,313	3,107,633	451,986
Revenue from post-origination services	95,037	757,957	110,240
Financing income	50,966	267,844	38,956
Other service fee revenues	89,828	313,584	45,609
Total net revenue	788,144	4,447,018	646,791
Origination and servicing	136,106	728,999	106,029
Sales and marketing	345,576	1,321,950	192,270
General and administrative	46,004	569,387	82,814
Provision for loans receivable	12,406	44,474	6,468
Provision for financial assets receivable	16,273	53,989	7,852
Provision for accounts receivable and contract assets	21,180	83,707	12,175
Total operating costs and expenses	577,545	2,802,506	407,608
Income from operations	210,599	1,644,512	239,183
Interest income	2,422	10,026	1,458
Foreign exchange losses	—	(2,563)	(373)
Other (expense) income, net	22	7,696	1,119
Income before income tax expense	213,043	1,659,671	241,387
Income tax expense	(48,178)	(466,360)	(67,829)
Net income	164,865	1,193,311	173,558
Deemed dividend	—	(3,097,733)	(450,547)
Net income (loss) attributable to ordinary shareholders of the Company	164,865	(1,904,422)	(276,989)
Net income (loss) per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	0.83	(9.39)	(1.37)
Diluted	0.83	(9.39)	(1.37)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	198,347,168	202,751,277	202,751,277
Diluted	198,347,168	202,751,277	202,751,277

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Net income	148,691	594,730	86,500
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	(58)	(8)
Other comprehensive income (loss)	—	(58)	(8)
Total comprehensive income	148,691	594,672	86,492
Deemed dividend	—	—	—
Comprehensive income attributable to ordinary shareholders	148,691	594,672	86,492

	Year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Net income	164,865	1,193,311	173,558
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	3,683	536
Other comprehensive income	—	3,683	536
Total comprehensive income	164,865	1,196,994	174,094
Deemed dividend	—	(3,097,733)	(450,547)
Comprehensive income attributable to ordinary shareholders	164,865	(1,900,739)	(276,453)

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Reconciliation of Adjusted Net Income to Net Income
Net income	148,691	594,730	86,500
Add: Share-based compensation expenses	—	77,357	11,251
Adjusted net income	148,691	672,087	97,751
adjusted net income margin	34.2%	42.9%

Reconciliation of Adjusted Income from operations to Income from operations
Income from operations	191,096	695,024	101,087
Add: Share-based compensation expenses	—	77,357	11,251
Adjusted Income from operations	191,096	772,381	112,338
adjusted opreating margin	44.0%	49.3%

	Year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Reconciliation of Adjusted Net Income to Net Income
Net income	164,865	1,193,311	173,560
Add: Share-based compensation expenses	—	607,381	88,340
Adjusted net income	164,865	1,800,692	261,900
adjusted net income margin	20.9%	40.5%

Reconciliation of Adjusted Income from operations to Income from operations
Income from operations	210,599	1,644,512	239,184
Add: Share-based compensation expenses	—	607,381	88,340
Adjusted Income from operations	210,599	2,251,893	327,524
adjusted opreating margin	26.7%	50.6%